Exhibit 99.1

Gerdau Ameristeel Announces Second Quarter 2007 Results

TAMPA, FL, August 8, 2007 - Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA.TO) today reported net income of $139.1 million, or $0.45 per share fully diluted, on net sales of $1.3 billion for the three months ended June 30, 2007, compared to net income of $127.6 million, or $0.42 per share fully diluted, on net sales of $1.2 billion for the three months ended June 30, 2006.  For the six months ended June 30, 2007, Gerdau Ameristeel reported net income of $272.7 million, or $0.89 per share fully diluted, on net sales of $2.7 billion, compared to net income of $216.5 million, or $0.71 per share fully diluted, on net sales of $2.3 billion for the six months ended June 30, 2006. EBITDA was $244.3 million for the three months ended June 30, 2007 and $489.1 million for the six months ended June 30, 2007, compared to EBITDA of $222.1 million for the three months ended June 30, 2006 and $395.5 million for the six months ended June 30, 2006.

Included in selling and administrative expense for the three and six months ended June 30, 2007 is a non-cash pretax expense of $9.2 million and $18.0 million, respectively, to mark to market outstanding stock appreciation rights and expenses associated with other executive compensation agreements compared to a non-cash pretax expense of $5.7 million and $32.1 million, respectively for the three and six months ended June 30, 2006.

On June 17, 2007, Pacific Coast Steel (“PCS”), a majority owned joint venture of the Company completed the acquisition of the assets of Valley Placers, Inc. (“VPI”), a reinforcing steel contractor in Las Vegas, Nevada. In addition to contracting activities, VPI operates a steel fabrication facility and retail construction supply business in Las Vegas. VPI currently employs more than 110 field ironworkers and specializes in smaller commercial, retail and public works projects.

On July 10, 2007, the Company announced that it signed a definitive merger agreement to acquire Chaparral Steel Company (“Chaparral”), for approximately $4.2 billion in cash.  Chaparral is the second largest producer of structural steel products in North America and also a major producer of steel bar products. It operates two mini-mills, one located in Midlothian, Texas, and the other located in Dinwiddie County, Virginia. Chaparral has approximately 1,400 employees and an annual installed capacity of 2.6 million tons. The transaction, which is subject to customary closing conditions including the approval of Chaparral’s shareholders and regulatory approvals, is expected to close before the end of the year.  The Company has secured financing commitments of $4.6 billion to complete the transaction.

The Company reached an agreement with the Unitedsteel workers Union at the Joliet, Illinois mill.  The contract is effective July 22, 2007 and expires July 22, 2011.

On August 7, 2007, the Board of Directors approved a quarterly dividend of $0.02 (two US$ cents) per common share, payable September 7, 2007 to shareholders of record at the close of business on August 22, 2007.

Effective January 1, 2007, the Company adopted Financial Accounting Standards Board (“FASB”) Staff Position No. AUG-AIR-1, “Accounting for Planned Major Maintenance Activities”.  This guidance specifically precludes the use of the previously acceptable “accrue in advance” method of accounting for these activities.  In compliance with this new guidance, the Company has retroactively adjusted the Condensed Consolidated Statements of Earnings for the three months and six months ended June 30, 2006 resulting in an increase in net income of $1.7 million and $3.2 million, respectively.  Additionally, the Company also adjusted the Condensed Consolidated Balance Sheet and Condensed Consolidated Statement of Changes in Shareholders’ Equity for the year ended December 31, 2006 resulting in an increase in shareholders’ equity of $1.3 million.

The following table summarizes Gerdau Ameristeel’s results for the three months ended June 30, 2007 compared to the results for the three months ended June 30, 2006. All financial results are presented in accordance with accepted accounting principles generally in the United States of America (GAAP), except EBITDA which is reconciled below.

	For the Three Months Ended - Unaudited
	June 30, 2007	June 30, 2006 As Adjusted
Income Statement ($000's except EPS)
Net sales	$1,331,818	$1,205,790
Income from operations	199,819	165,149
Net income	139,128	127,633
EBITDA	244,323	222,106
EPS - Basic	$0.46	$0.42
EPS - Diluted	$0.45	$0.42
Average shares outstanding (000's)	305,349	304,609

	June 30, 2007	December 31, 2006
	Unaudited	As Adjusted
Balance Sheet ($000's except share price)
Working capital	$1,276,444	$1,072,948
Total debt	455,092	431,655
Shareholders' equity	2,067,832	1,853,458
Market capitalization	4,471,453	2,723,959
Share price (note 1)	$14.63	$8.92

Note (1): Share price is the closing price on the New York Stock Exchange on June 30, 2007, and December 31, 2006, respectively.
Excluding 50% owned joint ventures, the Company shipped 1.7 million tons of finished steel in the three months ended June 30, 2007, a decrease of 4.4% over the three months ended June 30, 2006.  The Company believes its customers had high levels of inventory at March 31, 2007 due to these customers buying steel in advance of the price increases that were announced during the three months ended March 31, 2007, which prompted a reduction in shipments for the three months ended June 30, 2007 as customers reduced their inventory to more normal levels.  Average mill prices for the three months ended June 30, 2007 increased $82 per ton, or 14.6%, compared to the three months ended June 30, 2006.  Average fabricated steel prices for the three months ended June 30, 2007 increased $130 per ton, or 17.3%, compared to the three months ended June 30, 2006.  This comparative increase in average prices was the effect of the Company’s acquisition of PCS in November 2006.  PCS derives a significant portion of its revenue from the installation of reinforcing steel, which generates a higher average net selling price on a per ton basis.  Scrap raw material cost used in production for the three months ended June 30, 2007 increased $29 per ton, or 14.2%, compared to the three months ended June 30, 2006.  Metal spread, the difference between mill selling prices and scrap raw material cost, increased $53 per ton, or 14.7% for the three months ended June 30, 2007, compared to the three months ended June 30, 2006.  Mill manufacturing costs were $255 per ton for the three months ended June 30, 2007 compared to $238 per ton for the three months ended June 30, 2006; primarily as a result of the reduced production at some of the mills to ensure production remained in line with demand.

The following table summarizes Gerdau Ameristeel’s results for the six months ended June 30, 2007 compared to the results for the six months ended June 30, 2006. All financial results are presented in accordance with accepted accounting principles generally in the United States of America (GAAP), except EBITDA which is reconciled below.

	For the Six Months Ended - Unaudited
	June 30, 2007	June 30, 2006 As Adjusted
Income Statement ($000's except EPS)
Net sales	$2,674,814	$2,265,020
Income from operations	395,484	283,122
Net income	272,663	216,478
EBITDA	489,119	395,539
EPS - Basic	$0.89	$0.71
EPS - Diluted	$0.89	$0.71
Average shares outstanding (000's)	305,278	304,465

Excluding 50% owned joint ventures, the Company shipped 3.6 million tons of finished steel in the six months ended June 30, 2007, an increase of 5.5% over the six months ended June 30, 2006.  This increase resulted from the incremental tons shipped from the Sheffield Steel Corporation and Pacific Coast Steel (PCS) operations which were acquired in June and November 2006, respectively.  Average mill prices for the six months ended June 30, 2007 increased $56 per ton, or 10.1%, compared to the six months ended June 30, 2006.  Average fabricated steel prices for the six months ended June 30, 2007 increased $126 per ton, or 16.9%, compared to the six months ended June 30, 2006.  This comparative increase in average prices was a result of the Company’s acquisition of PCS in November 2006.  Scrap raw material cost used in production for the six months ended June 30, 2007 increased $30 per ton, or 15.5%, compared to the six months ended June 30, 2006.  Metal spread, the difference between mill selling prices and scrap raw material cost, for the six months ended June 30, 2007 increased $26 per ton, or 7.2%, compared to the six months ended June 30, 2006.  Mill manufacturing costs were $253 per ton for the six months ended June 30, 2007 compared to $242 per ton for the six months ended June 30, 2006.

50% Owned Joint Venture Results

The following table summarizes the results of the Company’s portion of its 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	Three Months Ended - Unaudited		Six Months Ended - Unaudited
	June 30,	June 30,	June 30,	June 30,
	2007	2006	2007	2006
Tons Shipped	200,817	208,288	400,802	410,132
($000s)
Income from Operations	$14,981	$33,973	$33,101	$63,349
Net Income	14,334	34,048	32,029	63,377
EBITDA	17,458	36,375	38,279	68,153

	$/Ton	$/Ton	$/Ton	$/Ton
Average Selling Price	553.84	589.06	542.16	577.08
Scrap Charged	273.27	244.83	261.33	236.25
Metal Spread	280.57	344.23	280.83	340.83
Income from Operations	74.60	163.11	82.59	154.46
EBITDA	86.93	174.64	95.51	166.17

For the three months ended June 30, 2007, Gerdau Ameristeel’s income from operations was $199.8 million and our share of the income from operations of the 50% owned joint ventures was $15.0 million.  Based on 1.9 million tons of finished steel shipped, the composite income from operations was $113 per ton for the three months ended June 30, 2007.  For the three months ended June 30, 2006, Gerdau Ameristeel’s income from operations was $165.1 million and our share of the income from operations of the 50% owned joint ventures was $34.0 million.  Based on 2.0 million tons of finished steel shipped, the composite income from operations was $100 per ton for the three months ended June 30, 2006.

For the six months ended June 30, 2007, Gerdau Ameristeel’s income from operations was $395.5 million and our share of the income from operations of the 50% owned joint ventures was $33.1 million.  Based on 4.0 million tons of finished steel shipped, the composite income from operations was $108 per ton for the six months ended June 30, 2007.  For the six months ended June 30, 2006, Gerdau Ameristeel’s income from operations was $283.1 million and our share of the income from operations of the 50% owned joint ventures was $63.3 million.  Based on 3.8 million tons of finished steel shipped, the composite income from operations was $91 per ton for the six months ended June 30, 2006.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“We are very pleased with the results for the first six months of 2007 and we are optimistic that the markets can remain solid for the balance of the year.  Metal spreads in the second quarter were at all time record highs and we believe we are well positioned to continue to generate good cash flows from our operations.

We are excited about the strategic impact of our recently announced acquisition of Chaparral Steel.   The acquisition further expands our geographic footprint and solidifies our position as a leader in the North American long products sector, offering a full range of rebar, merchant, and structural products.  We welcome the employees of Chaparral Steel to the Gerdau Ameristeel team and look forward to developing and effectively executing our integration plan, to share best practices, and realize all synergy opportunities.

We also applaud the US International Trade Commission’s recent ruling to continue anti-dumping duty orders on rebar imports from seven countries including China.  A significant portion of the US rebar market is serviced by imports - the decision from the ITC ensures that the market will not be injured by illegally dumped rebar from these countries.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures.  Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements.  Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning.  The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company.  In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company; economic conditions in North America and worldwide steel imports and trade regulations; the substantial capital investment and maintenance expenditures required in the Company’s business; unexpected equipment failures, transportation disruptions or production curtailments or shutdowns; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the cost of compliance with environmental laws and regulations; the Company’s costs relative to competitors who have sought bankruptcy protection; the Company’s ability to fund its pension plans; the deviation of actual results from estimates made by the Company in the preparation of its financial statements; the loss of key employees; the Company’s reliance on joint ventures that it does not control; the effects of the consolidation of operations or of the steel industry, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information, future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its second quarter conference call on Wednesday, August 8, 2007, at 3 pm EST.  The call will be hosted by Mario Longhi, President and CEO, and Barbara Smith, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com.  Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products.  Through its vertically integrated network of 17 minimills (including one 50%-owned joint venture minimill), 17 scrap recycling facilities and 52 downstream operations (including seven joint venture fabrication facilities), Gerdau Ameristeel serves customers throughout North America.  The Company’s products are generally sold to steel service centers, to steel fabricators, or directly to original equipment manufacturers (“OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing.  Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA.  For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax.  Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP.  The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies.  Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended - Unaudited
	June 30, 2007	June 30, 2006 As Adjusted
($000s)
Net income	$139,128	$127,633
Income tax expense	67,051	60,253
Interest and other expense on debt	5,961	9,771
Depreciation and amortization	29,993	27,747
Earnings from joint ventures	(14,334)	(34,048)
Cash distribution from 50% owned joint ventures	11,250	30,750
Minority interest	5,274	-
EBITDA	$244,323	$222,106

	For the Six Months Ended - Unaudited
	June 30, 2007	June 30, 2006 As Adjusted
($000s)
Net income	$272,663	$216,478
Income tax expense	133,805	106,273
Interest and other expense on debt	13,912	20,433
Depreciation and amortization	59,228	54,579
Earnings from joint ventures	(32,029)	(63,377)
Cash distribution from 50% owned joint ventures	31,654	61,153
Minority interest	9,886	-
EBITDA	$489,119	$395,539

For more information please contact:

Mario Longhi President and Chief Executive Officer Gerdau Ameristeel (813) 207-2346 mlonghi@gerdauameristeel.com	Barbara R. Smith Vice President and Chief Financial Officer Gerdau Ameristeel (813) 319-4324 basmith@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Three Months Ended
	June 30, 2007		June 30, 2006
	Tons		Tons
Production
Melt Shops	1,799,841		1,759,786
Rolling Mills	1,749,515		1,653,001

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	396,770	23%	407,783	23%
Merchant / Special Sections	754,135	45%	842,722	48%
Rod	181,832	11%	216,569	12%
Fabricated Steel	362,275	21%	306,498	17%
Total Shipments	1,695,012	100%	1,773,572	100%

	$/Ton	$/Ton As Adjusted
Selling Prices
Mill external shipments	648.28	565.93
Fabricated steel shipments	877.56	747.85
Scrap Charged	231.81	202.90
Metal Spread (Selling price less scrap)
Mill external shipments	416.47	363.03
Fabricated steel shipments	645.75	544.95
Mill manufacturing cost	254.70	238.15
Income from Operations	117.89	93.12
EBITDA	144.14	125.23

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION - UNAUDITED

THE INFORMATION IN THIS TABLE EXCLUDES 50% OWNED JOINT VENTURES

	For the Six Months Ended
	June 30, 2007		June 30, 2006
	Tons		Tons
Production
Melt Shops	3,526,961		3,402,287
Rolling Mills	3,482,856		3,200,838

	Tons	%	Tons	%
Finished Steel Shipments
Rebar	873,453	24%	771,400	23%
Merchant / Special Sections	1,630,467	45%	1,673,279	49%
Rod	378,595	11%	378,179	11%
Fabricated Steel	702,912	20%	576,994	17%
Total Shipments	3,585,427	100%	3,399,852	100%

	$/Ton	$/Ton As Adjusted
Selling Prices
Mill external shipments	617.25	560.86
Fabricated steel shipments	869.57	743.81
Scrap Charged	224.17	194.05
Metal Spread (Selling price less scrap)
Mill external shipments	393.08	366.81
Fabricated steel shipments	645.40	549.76
Mill manufacturing cost	252.72	241.62
Income from Operations	110.30	83.27
EBITDA	136.42	116.34

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006 As Adjusted	2007	2006 As Adjusted
NET SALES	$1,331,818	$1,205,790	$2,674,814	$2,265,020
OPERATING EXPENSES
Cost of sales (exclusive of depreciation and amortization)	1,051,191	970,785	2,120,063	1,832,947
Selling and administrative	52,148	41,413	102,811	96,859
Depreciation and amortization	29,233	26,940	57,712	53,075
Other operating (income) expense, net	(573)	1,503	(1,256)	(983)
	1,131,999	1,040,641	2,279,330	1,981,898
INCOME FROM OPERATIONS	199,819	165,149	395,484	283,122
INCOME FROM 50% OWNED JOINT VENTURES	14,334	34,048	32,029	63,377
INCOME BEFORE OTHER EXPENSES
AND INCOME TAXES	214,153	199,197	427,513	346,499
OTHER EXPENSES
Interest, net	5,961	9,771	13,912	20,433
Foreign exchange (gain) loss, net	(4,021)	733	(4,269)	1,811
Amortization of deferred financing costs	760	807	1,516	1,504
Minority interest	5,274	-	9,886	-
	7,974	11,311	21,045	23,748
INCOME BEFORE INCOME TAXES	206,179	187,886	406,468	322,751
INCOME TAX EXPENSE	67,051	60,253	133,805	106,273
NET INCOME	$139,128	$127,633	$272,663	$216,478
EARNINGS PER COMMON SHARE - BASIC	$0.46	$0.42	$0.89	$0.71
EARNINGS PER COMMON SHARE - DILUTED	$0.45	$0.42	$0.89	$0.71

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
(Unaudited)

	June 30,	December 31,
	2007	2006 As Adjusted
ASSETS
Current Assets
Cash and cash equivalents	$129,605	$109,236
Restricted cash	504	4 98
Short-term investments	127,458	123,430
Accounts receivable, net	638,485	460,828
Inventories	849,296	820,485
Deferred tax assets	38,319	38,538
Costs and estimated earnings in excess of billings on uncompleted contracts	2,908	2,977
Income taxes receivable	-	23,623
Other current assets	20,932	17,428
Total Current Assets	1,807,507	1 ,597,043
Investments in 50% Owned Joint Ventures	168,760	167,466
Property, Plant and Equipment, net	1,182,864	1 ,119,458
Goodwill	255,202	252,599
Deferred Financing Costs	11,214	12,029
Deferred Tax Assets	5,106	12,948
Other Assets	17,502	14,845
TOTAL ASSETS	$3,448,155	$3 ,176,388
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$337,162	$317,425
Accrued salaries, wages and employee benefits	109,184	110,237
Accrued interest	20,802	20,909
Income taxes payable	11,951	19,478
Accrued sales, use and property taxes	11,261	8,024
Current portion of long-term environmental reserve	2,621	12,238
Billings in excess of costs and estimated earnings on uncompleted contracts	17,230	15,443
Other current liabilities	20,225	19,629
Current portion of long-term borrowings	123	2 14
Total Current Liabilities	530,559	523,597
Long-term Borrowings, Less Current Portion	454,969	431,441
Accrued Benefit Obligations	245,657	238,503
Long-term Environmental Reserve, Less Current Portion	11,078	9,993
Other Liabilities	56,266	38,082
Deferred Tax Liabilities	49,492	53,733
Minority Interest	32,302	27,581
TOTAL LIABILITIES	1,380,323	1,322,930
Contingencies, commitments and guarantees
Shareholders' Equity
Capital stock	1,017,839	1,016,287
Retained earnings	1,007,044	828,998
Accumulated other comprehensive income	42,949	8,173
TOTAL SHAREHOLDERS' EQUITY	2,067,832	1,853,458
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$3,448,155	$3,176,388

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2007	2006 As Adjusted	2007	2006 As Adjusted
OPERATING ACTIVITIES
Net income	$139,128	$127,633	$272,663	$216,478
Adjustment to reconcile net income to net cash provided by
operating activities:
Minority interest	5,274	-	9,886	-
Depreciation and amortization	29,233	26,940	57,712	53,075
Amortization of deferred financing costs	760	807	1,516	1,504
Deferred income taxes	3,583	6,219	10,256	9,321
(Gain) loss on disposition of property, plant and equipment	(13)	(4,354)	291	(8,914)
Income from 50% owned joint ventures	(14,334)	(34,048)	(32,029)	(63,377)
Distributions from 50% owned joint ventures	11,250	30,750	31,654	61,153
Compensation cost from share-based awards	8,223	5,748	17,005	32,124
Excess tax benefits from share-based payment arrangements	(463)	(435)	(989)	(1,141)
Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	6,427	(48,628)	(164,268)	(130,916)
Inventories	(31,484)	17,137	(9,322)	50,749
Other assets	(1,363)	676	22,843	(995)
Liabilities	(88,045)	38,389	(17,427)	55,605
NET CASH PROVIDED BY OPERATING ACTIVITIES	68,176	166,834	199,791	274,666
INVESTING ACTIVITIES
Additions to property, plant and equipment	(38,672)	(47,074)	(92,786)	(87,953)
Proceeds received from the disposition of property, plant and equipment	409	8,905	1,165	14,110
Acquisitions	(4,988)	(107,145)	(4,988)	(114,837)
Opening cash from acquisitions	-	22,371	-	22,371
Purchases of short-term investments	(243,969)	(564,145)	(461,658)	(890,545)
Sales of short-term investments	257,835	501,480	457,630	650,030
NET CASH USED IN INVESTING ACTIVITIES	(29,385)	(185,608)	(100,637)	(406,824)
FINANCING ACTIVITIES
Proceeds from issuance of new debt	19,508	-	19,508	-
Payments on term loans	(92)	(3,252)	(154)	(3,570)
Additions to deferred financing costs	(521)	-	(521)	(404)
Cash dividends	(6,106)	(6,095)	(94,617)	(79,187)
Distributions to subsidiary's minority shareholder	(3,944)	-	(5,165)	-
Proceeds from issuance of employee stock purchases	322	360	617	837
Excess tax benefits from share-based payment arrangements	463	435	989	1,141
Change in restricted cash	-	(14)	(6)	(14)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,630	(8,566)	(79,349)	(81,197)
Effect of exchange rate changes on cash and cash equivalents	533	312	564	305
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	48,954	(27,028)	20,369	(213,050)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	80,651	228,237	109,236	414,259
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$129,605	$201,209	$129,605	$201,209